Filed Pursuant To Rule 433

Registration No. 333-209926

November 9, 2016

Market Update
Gold breaches US$1,300/oz on Trump victory
9 November 2016 www.gold.org Donald Trump has become the 45th President of the United States. Financial markets have reacted sharply. Global equity markets have fallen, market expectations of a December US interest rate hike have been scaled back and the
US dollar is down. The gold price, by contrast, has risen to US$1,300/oz from US$1,275 before the results came in. Gold has outperformed other major asset classes and currencies, including other traditional safe-havens such as the Swiss franc. Gold trading volumes have increased in Asia, but positioning remains light, and gold buying is widely expected to increase as European and US markets open.
Trump victory: Gold surges Donald Trump has become the 45th President of the United States, and Republicans kept control of the House and the Senate. Financial markets have reacted sharply. S&P 500 futures are down 2%, while the Nikkei has fallen by over 5%. VIX futures are trading close to 20, their highest level since June. The gold price, by contrast, has risen to US$1,300/oz, from US$1,275/oz before the counting began, outperforming major asset classes, including other safe-haven assets
(Chart 1). The US dollar, as measured by DXY, fell as much
as 2% against a basket of world currencies, though has
since recovered some ground. The Japanese yen - typically
a defensive trade - has strengthened 1.9% vis-à-vis the
dollar, and is now trading just below 103 yen per dollar. The
Swiss franc is 1% stronger, but we believe any further rally will be capped by the threat of central bank intervention –
as board member Andrea Maechler signalled they may do
so in an interview on Monday.
Chart 1: Gold has risen as the stock markets falls*
us$/0z 1,350 1,340 1,330 1,320 1,310 1,300 1,290 1,280 1,270 1,260 2160 2140 2120 2100 2080 2060 2040 2020 2000 1980
11/7 11/7 11/8 11/8 11/9 9:30 14:30 19:30 0:30 5:30 10:30 15:30 20:30 1:30
Gold S&P 500
*Performance of the S&P500 Index outside of trading hours based on futures markets.
Source: Bloomberg, World Gold Council
Gold trading volumes have risen sharply in Asia. In China,
SGE volumes have surged to 330 tonnes, 102% higher
than the level seen around the Brexit vote. However,
anecdotal evidence from bullion banks worldwide suggest
that institutional investors and hedge funds have yet to
come in, signalling a potentially sharper increase in gold
demand as European and US trading opens. We believe
that retail demand will also surge, as investors wake up to a fundamental political change in the world’s largest
economy.
Gold broke key technical levels, surpassing its 200-day and
100-day moving averages (Chart 2). The next relevant
technical levels are US$1,350/oz, US$1,375/oz, and
US$1,400/oz. Going into the election, gold options
positioning at COMEX was pointedly bullish: open interest
and volumes were skewed toward calls with strike prices
above US$1,275/oz, which should also lend further support
to gold when European and US markets open.
01

Chart 2: The gold price has breached key levels
Source: Bloomberg, World Gold Council
A supportive global environment for
gold
The global political and economic environment is gold
supportive. Swaps traders have reduced the odds of a
December interest rate hike to below 50% from 82% at
5pm US time, according to Bloomberg, a bullish sign for
gold. Global political risk in advanced economies remains
high. The pound sterling has plummeted by more than 15%
since the UK voted to leave the EU. Despite a recent
uptick, the pound remains under pressure as expectations
of a ‘hard’ Brexit linger and there is still no clear road map out of Europe. Just last week, the High Court ruled that the
UK government must consult Parliament before triggering
‘Brexit’, adding uncertainty even as the government
appeals.
Europe’s own problems seem poised to worsen too. It will
shortly enter election season next year, where many antiestablishment and populist parties are polling well.
Elections in Italy, France, Germany and Holland could see
these parties significantly increase their vote share.
In our view, the intense political uncertainty that advanced economies now face, combined with the unknown
aftermath of years of unconventional monetary policies
(quantitative easing, zero and now negative interest rates)
will make gold particularly valuable to investors in the
coming years. Gold is the only de-facto currency that
cannot be debased by printing more of it, and the only one
that does not carry political risk. There is a reason why
gold has outperformed every major currency throughout
history (Chart 3).
Chart 3: Value of major currencies relative to gold
through history*
*Breaks in the mark/euro reflect periods of hyperinflation and WWII.
Source: Bloomberg, Thomson Reuters, World Gold Council
Market Update | Gold breaches US$1,300/oz on Trump victory
02
1,400 1,350 1,300 1,250 1,200 1,150 1,100 1,050 1,000 01/2016 03.2016 05/2016 07/2016 09/2016 11/2016 Gold (US$/0z) 200-day MA 100-day MA
Value in gold 120 100 80 60 40 20 0 1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 $ Gold

About the World Gold Council
The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.
We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of
partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.
Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members
comprise the world’s leading gold mining companies. World Gold Council 10 Old Bailey, London EC4M 7NG
United Kingdom T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org For more information Please contact
Juan Carlos Artigas Director, Investment Research juancarlos.artigas@gold.org +1 212 317 3826 Alistair Hewitt
Director, Market Intelligence alistair.hewitt@gold.org +44 20 7826 4741 Natalie Dempster Managing Director, Central Banks & Public Policy natalie.dempster@gold.org +44 20 7826 4707 Copyright and other rights
© 2016 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates. All references to LBMA Gold Price have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.
Other third party data and content is the intellectual property of the respective third party and all rights are reserved to them.
Any copying, republication or redistribution of content, to reproduce, distribute or otherwise use the statistics and information in this report including by framing or similar means, is expressly prohibited without the prior written consent of the World Gold Council or the appropriate copyright owners except as provided below. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary) in line with fair industry practice, subject to the following two pre-conditions: (i) only limited extracts of data or analysis be used; and (ii) any and all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters, as their source. Brief extracts from the analysis, commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.
While every effort has been made to ensure the accuracy of the information in this document, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this document.
The material contained in this document is provided solely for general information and educational purposes and is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. Nothing in this document should be taken as making any recommendations or providing any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this document. Before making any investment decision, prospective investors should seek advice from their own financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.
Without limiting any of the foregoing, in no event will the World Gold Council or any of its affiliates be liable for any decision made or action taken in reliance on the information in this document and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related to or connected with this document, even if notified of the possibility of such damages.
This document contains forward-looking statements. The use of the words
“believes”, “expects”, “may”, or “suggests”, or similar terminology, identifies a statement as “forward-looking”. The forward-looking statements included in this document are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council of the statistics available to it. Assumptions relating to the forward-looking statement involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the
World Gold Council that the forward-looking statements will be achieved.
The World Gold Council cautions you not to place undue reliance on its forwardlooking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.
Market Update | Gold breaches US$1,300/oz on Trump victory
03

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.